UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☒ Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☐ Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended ________________

Commission File Number _______________

PEAK FINTECH GROUP INC./ GROUPE PEAK FINTECH INC.
(Exact name of Registrant as specified in its charter)

Canada	7372	N/A
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number (if applicable))	(I.R.S. Employer Identification Number)

550 Sherbrook West, West Tower, Suite 265

Montreal, Québec, Canada H3A 1B9

(514) 340-7775

(Address and telephone number of Registrant's principal executive offices)

CT Corporation System

28 Liberty Street, New York, New York 10005

(212) 894-8940

(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Copies to:

Johnson Joseph	Nikolaos D. Galanopoulos
Peak Fintech Group Inc.	Galanopoulos & Company
550 Sherbrook West, West Tower, Suite 265	HSBC Building, 885 West Georgia Street
Montreal, Québec, H3A 1B9	Suite 1480, Box 1078
Canada	Vancouver, British Columbia, V6C 3E8
(514) 340-7775 ext. 501	Canada
(604) 895-7477

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares	N/A	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this Form:

☐ Annual information form  ☐ Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: N/A.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ☐  No ☒

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☐  No ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.

Yes ☐  No ☐

† The term "new or revised financial accounting standard" refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.              ☐

EXPLANATORY NOTE - INTRODUCTORY INFORMATION

Peak Fintech Group Inc. (the "Company" or the "Registrant") is a Canadian issuer eligible to file its registration statement pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), on Form 40-F pursuant to the multi-jurisdictional disclosure system of the Exchange Act. The Company is a "foreign private issuer" as defined in Rule 3b-4 under the Exchange Act. Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3. The Company is filing this Form 40-F registration statement with the SEC to register its class of common shares under Section 12(b) of the Exchange Act.

FORWARD-LOOKING STATEMENTS

The Exhibits incorporated by reference into this registration statement contain forward-looking statements within the meaning of applicable securities laws that reflect management's expectations with respect to future events, the Company's financial performance and business prospects. All statements other than statements of historical fact are forward-looking statements. The use of the words "anticipate", "believe", "continue", "could", "estimate", "expect", "intends", "may", "might", "plan", "possible", "potential", "predict", "project", "should", "would", and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. These statements involve known and unknown risks, uncertainties, and other factors that may cause actual results or events to differ materially from those anticipated or implied in such forward-looking statements, including, without limitation, those described in the Company's revised Annual Information Form for the financial year ended December 31, 2020 filed as Exhibit 99.180 to this registration statement. No assurance can be given that these expectations will prove to be correct and such forward-looking statements in the Exhibits incorporated by reference into this registration statement should not be unduly relied upon. The Registrant's forward-looking statements contained in the Exhibits incorporated by reference into this registration statement are made as of the respective dates set forth in such Exhibits. Such forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made. In preparing this registration statement, the Registrant has not updated such forward-looking statements to reflect any change in circumstances or in management's beliefs, expectations or opinions that may have occurred prior to the date hereof. Nor does the Registrant assume any obligation to update such forward-looking statements in the future. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Registrant is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this Registration Statement on Form 40-F in accordance with Canadian disclosure requirements, which are different from those of the United States.

The Registrant prepares its consolidated financial statements, which are filed with this Registration Statement on Form 40-F, in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board, and they may be subject to Canadian auditing and auditor independence standards. Such financial statements may not be comparable to financial statements prepared in accordance with United States generally accepted accounting principles.

PRINCIPAL DOCUMENTS

In accordance with General Instruction B.(1) of Form 40-F, the Registrant hereby incorporates by reference Exhibits 99.1 through 99.245 inclusive, as set forth in the Exhibit Index attached hereto.  The documents filed or incorporated by reference as Exhibits contain all information material to an investment decision that the Registrant, since January 1, 2020: (i) made or was required to make public pursuant to the law of any Canadian jurisdiction; (ii) filed or was required to file with the Canadian Securities Exchange (the “CSE”) and which was made public by the CSE; or (iii) distributed or was required to distribute to its security holders.

In accordance with General Instruction D.(9) of Form 40-F, the Registrant has filed the written consent of its auditors as Exhibit 99.245, as set forth in the Exhibit Index attached hereto.

TAX MATTERS

Purchasing, holding, or disposing of securities of the Company may have tax consequences under the laws of the United States and Canada that are not described in this registration statement on Form 40-F.

DESCRIPTION OF COMMON SHARES

The disclosure containing a description of the securities to be registered is included under the heading "Description of Capital Structure" beginning on page 25 of the Registrant's revised Annual Information Form, attached hereto as Exhibit 99.180.

OFF-BALANCE SHEET ARRANGEMENTS

The Registrant does not have any "off-balance sheet arrangements" (as that term is defined in paragraph 11(ii) of General Instruction B to Form 40-F).

DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table lists, as of December 31, 2020, information with respect to the Registrant's known contractual obligations (in Canadian dollars):

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt obligations	$40,000	-	$40,000	-	-
Capital (finance) lease obligations	-	-	-	-	-
Operating lease obligations	$237,786	$116,864	$120,922	-	-
Purchase obligations	-	-	-	-	-
Other long-term liabilities (bonds, debentures)	$425,000	$25,000	$400,000	-	-
Total	$702,786	$141,864	$560,922	-	-

NASDAQ CORPORATE GOVERNANCE

Nasdaq Marketplace Rule 5615(a)(3) permits a foreign private issuer to follow its home country practice in lieu of certain of the requirements of the Rule 5600 Series. A foreign private issuer that follows a home country practice in lieu of one or more provisions of the Rule 5600 Series shall disclose in its registration statement related to its initial public offering or first U.S. listing on Nasdaq, or on its website at www.peakfintechgroup.com, each requirement of the Rule 5600 Series that it does not follow and describe the home country practice followed by the issuer in lieu of those requirements.

The Company does not follow Rule 5620(c), but instead follows its home country practice. The Nasdaq minimum quorum requirement under Rule 5620(c) for a meeting of shareholders is 33.33% of the outstanding common shares. The Company's bylaws provide that a person present at the opening of a meeting and representing personally or by proxy at least two shareholders holding together at least 5% of the issued and outstanding voting shares of the Company shall constitute a quorum for the transaction of business at any shareholders' meeting. The foregoing is consistent with the laws, customs, and practices in Canada.

UNDERTAKING

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an Annual Report on Form 40-F arises; or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

Concurrently with the filing of the Registration Statement on Form 40-F, the Registrant has filed with the Commission a Form F-X. Any change to the name or address of the Registrant's agent and service shall be communicated promptly to the Commission by amendment to the Form F-X referencing the file number of the Registrant.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Peak Fintech Group Inc.

By:	/s/ Johnson Joseph
Name: Johnson Joseph
Title: Chief Executive Officer

Date: September 2, 2021

EXHIBIT INDEX

The following documents are being filed with the Commission as Exhibits to this Registration Statement:

Exhibit	Description
99.1	Software and royalty license agreement with Cubeler dated March 27, 2017
99.2	Amendment to software and royalty license agreement with Cubeler dated February 26, 2018
99.3	Form 7 monthly progress report dated January 8, 2020
99.4	News release dated January 10, 2020
99.5	Form 45-106F1 report of exempt distribution dated January 27, 2020
99.6	News release dated February 4, 2020
99.7	News release dated February 5, 2020
99.8	Form 7 monthly progress report dated February 7, 2020
99.9	Form 45-106F1 report of exempt distribution dated February 13, 2020
99.10	News release dated February 18, 2020
99.11	News release dated February 18, 2020
99.12	News release dated February 20, 2020
99.13	News release dated February 24, 2020
99.14	News release dated March 3, 2020
99.15	News release dated March 5, 2020
99.16	Form 7 monthly progress report dated March 6, 2020
99.17	News release dated March 12, 2020
99.18	News release dated March 16, 2020
99.19	News release dated March 19, 2020
99.20	News release dated March 24, 2020
99.21	News release dated April 1, 2020
99.22	News release dated April 6, 2020
99.23	Form 7 monthly progress report dated April 7, 2020
99.24	News release dated April 20, 2020
99.25	Form 45-106F1 report of exempt distribution dated April 24, 2020
99.26	News release dated April 27, 2020
99.27	News release dated April 30, 2020
99.28	News release dated May 5, 2020
99.29	Form 7 monthly progress report dated May 7, 2020
99.30	News release dated May 11, 2020
99.31	News release dated May 12, 2020
99.32	Notice of the meeting and record date dated May 20, 2020 with respect to the June 30, 2020 annual meeting of shareholders
99.33	Certificate of abridgement dated May 20, 2020
99.34	Ontario Form 13-502F1 participation fee management certification for the year ended December 31, 2019 dated May 21, 2020
99.35	Alberta Form 13-502F1 participation fee management certification for the year ended December 31, 2019 dated May 21, 2020
99.36	Audited annual financial statements for the years ended December 31, 2019 and 2018
99.37	Management's discussion and analysis for the year ended December 31, 2019 dated May 21, 2020
99.38	Form 52-109FV1 CEO certification of annual filings dated May 21, 2020
99.39	Form 52-109FV1 CFO certification of annual filings dated May 21, 2020
99.40	News release dated May 21, 2020
99.41	Notice of the annual meeting of shareholders dated May 29, 2020 with respect to the June 30, 2020 shareholders' meeting
99.42	Management information circular dated May 29, 2020 with respect to the June 30, 2020 annual meeting of shareholders
99.43	Form of Proxy with respect to the June 30, 2020 annual meeting of shareholders
99.44	Form 7 monthly progress report dated June 5, 2020
99.45	Form 45-106F1 report of exempt distribution dated June 8, 2020
99.46	News release dated June 10, 2020

Exhibit	Description
99.47	News release dated June 14, 2020
99.48	Interim financial statements for the three-month periods ended March 31, 2020 and 2019
99.49	Management's discussion and analysis for the three-month periods ended March 31, 2020 and 2019, dated June 29, 2020
99.50	Form 52-109FV2 CEO certification of interim filings dated June 29, 2020
99.51	Form 52-109FV2 CFO certification of interim filings dated June 29, 2020
99.52	News release dated June 29, 2020
99.53	Form 7 monthly progress report dated July 8, 2020
99.54	News release dated July 15, 2020
99.55	Confirmation of transfer agent dated July 20, 2020
99.56	News release dated July 22, 2020
99.57	Letter of transmittal with respect to a 10 for 1 share consolidation
99.58	Proof share certificate dated July 23, 2020
99.59	Confirmation of record date for share consolidation dated July 23, 2020
99.60	Confirmation to CSE of notification to CDS of a 10 for 1 share consolidation dated July 23, 2020
99.61	Certified copy of shareholders' resolutions dated July 23, 2020
99.62	Form 12 notice of proposed stock consolidation dated July 23, 2020
99.63	Certificate of Amendment of Articles of the Company dated July 27, 2020 with respect to a 10 for 1 share consolidation
99.64	News release dated July 27, 2020
99.65	News release dated July 28, 2020
99.66	Material change report dated August 5, 2020
99.67	Form 7 monthly progress report dated August 10, 2020
99.68	Form 45-106F1 report of exempt distribution dated August 11, 2020
99.69	News release dated August 14, 2020
99.70	Amended material change report dated August 21, 2020
99.71	News release dated August 24, 2020
99.72	Interim financial statements for the three and six-month periods ended June 30, 2020 and 2019
99.73	Management's discussion and analysis for the three and six-month periods ended June 30, 2020 and 2019 dated August 27, 2020
99.74	Form 52-109FV2 CEO certification of interim filings dated August 27, 2020
99.75	Form 52-109FV2 CFO certification of interim filings dated August 27, 2020
99.76	News release dated August 27, 2020
99.77	News release dated August 28, 2020
99.78	Form 45-106F1 report of exempt distribution dated August 31, 2020
99.79	Form 7 monthly progress report dated September 8, 2020
99.80	News release dated September 10, 2020
99.81	News release dated September 17, 2020
99.82	News release dated September 18, 2020
99.83	News release dated September 21, 2020
99.84	News release dated September 22, 2020
99.85	Notice of the meeting and record date dated September 22, 2020 with respect to the November 9, 2020 special meeting of shareholders
99.86	News release dated September 28, 2020
99.87	News release dated October 1, 2020
99.88	Notice of the special meeting of shareholders dated October 2, 2020 with respect to the November 9, 2020 special shareholders' meeting
99.89	Management information circular dated October 2, 2020 with respect to the November 9, 2020 special meeting of shareholders
99.90	Form of Proxy with respect to the November 9, 2020 special meeting of shareholders
99.91	News release dated October 5, 2020
99.92	News release dated October 6, 2020
99.93	Form 7 monthly progress report dated October 7, 2020
99.94	Form 45-106F1 report of exempt distribution dated October 9, 2020
99.95	News release dated October 20, 2020

Exhibit	Description
99.96	News release dated October 23, 2020
99.97	News release dated October 27, 2020
99.98	News release dated October 30, 2020
99.99	News release dated November 5, 2020
99.100	News release dated November 6, 2020
99.101	Form 7 monthly progress report dated November 6, 2020
99.102	News release dated November 9, 2020
99.103	News release dated November 12, 2020
99.104	Certificate of amendment dated November 18, 2020 with respect to a change of name of the Company to Peak Fintech Group Inc./Groupe Peak Fintech Inc.
99.105	News release dated November 19, 2020
99.106	Confirmation of CUSIP/ISIN dated November 19, 2020
99.107	Proof share certificate dated November 19, 2020
99.108	Confirmation transfer agent dated November 23, 2020
99.109	News release dated November 23, 2020
99.110	News release dated November 26, 2020
99.111	Interim financial statements for the three and nine-month periods ended September 30, 2020 and 2019
99.112	Management's discussion and analysis for the three and nine-month periods ended September 30, 2020 and 2019 dated November 26, 2020
99.113	Form 52-109FV2 CEO certification of interim filings dated November 26, 2020
99.114	Form 52-109FV2 CFO certification of interim filings dated November 26, 2020
99.115	News release dated November 26, 2020
99.116	News release dated December 1, 2020
99.117	Form 7 monthly progress report dated December 7, 2020
99.118	News release dated December 9, 2020
99.119	News release dated December 11, 2020
99.120	News release dated December 15, 2020
99.121	News release dated December 21, 2020
99.122	News release dated December 21, 2020
99.123	News release dated December 24, 2020
99.124	News release dated December 29, 2020
99.125	Annual information form dated December 29, 2020 for the financial year ended December 31, 2019
99.126	Form 52-109F1-AIF CEO certification of annual filings dated December 29, 2020
99.127	Form 52-109F1-AIF CFO certification of annual filings dated December 29, 2020
99.128	News release dated January 4, 2021
99.129	Notice of the special meeting of shareholders dated January 6, 2021 with respect to the February 16, 2021 special shareholders' meeting
99.130	Form 7 monthly progress report dated January 6, 2021
99.131	News release dated January 11, 2021
99.132	Notice declaring intention to be qualified under National Instrument 44-101 Short Form Prospectus Distributions dated January 13, 2021
99.133	News release dated January 18, 2021
99.134	News release dated January 25, 2021
99.135	Notice of the special meeting of shareholders dated January 26, 2021 with respect to the February 16, 2021 special shareholders' meeting
99.136	Management information circular dated January 26, 2021 with respect to the February 16, 2021 special meeting of shareholders
99.137	Form of Proxy with respect to the February 16, 2021 special meeting of shareholders
99.138	News release dated January 28, 2021
99.139	News release dated January 29, 2021
99.140	News release dated February 3, 2021
99.141	Form 7 monthly progress report dated February 5, 2021
99.142	News release dated February 8, 2021

Exhibit	Description
99.143	News release dated February 10, 2021
99.144	News release dated February 16, 2021
99.145	News release dated February 24, 2021
99.146	News release dated March 2, 2021
99.147	News release dated March 4, 2021
99.148	Form 7 monthly progress report dated March 5, 2021
99.149	News release dated March 9, 2021
99.150	Preliminary short form prospectus dated March 11, 2021
99.151	Qualification certificate dated March 11, 2021
99.152	Form 8 notice of proposed prospectus offering dated March 12, 2021
99.153	News release dated March 12, 2021
99.154	Decision document (visa) from the autorité des marchés financiers dated March 12, 2021
99.155	Material change report dated March 18, 2021
99.156	News release dated March 26, 2021
99.157	PowerPoint presentation dated March 2021
99.158	Form 7 monthly progress report dated April 8, 2021
99.159	Amended interim financial statements for the three and nine-month periods ended September 30, 2020 and 2019
99.160	Amended management's discussion and analysis for the three and nine-month periods ended September 30, 2020 and 2019, dated April 23, 2021
99.161	Form 52-109FV2 CEO certification of interim filings dated April 30, 2021
99.162	Form 52-109FV2 CFO certification of interim filings dated April 30, 2021
99.163	News release dated April 30, 2021
99.164	Ontario Form 13-502F1 participation fee management certification for the year ended December 31, 2020 dated April 30, 2021
99.165	Alberta Form 13-502F1 participation fee management certification for the year ended December 31, 2020 dated April 30, 2021
99.166	Audited annual financial statements for the years ended December 31, 2020 and 2019
99.167	Management's discussion and analysis for the years ended December 31, 2020 and 2019, dated April 30, 3021
99.168	Form 52-109FV1 CEO certification of annual filings dated April 30, 2021
99.169	Form 52-109FV1 CFO certification of annual filings dated April 30, 2021
99.170	News release dated April 30, 2021
99.171	Notice of the meeting and record date dated May 3, 2021 with respect to the June 30, 2021 annual and special meeting of shareholders
99.172	Annual information form dated May 6, 2021 for the financial year ended December 31, 2020
99.173	Form 52-109F1-AIF CEO certification of annual filings dated May 14, 2021
99.174	Form 52-109F1-AIF CFO certification of annual filings dated May 14, 2021
99.175	Form 7 monthly progress report dated May 7, 2021
99.176	Notice of the annual meeting of shareholders dated May 27, 2021 with respect to the June 30, 2021 annual shareholders' meeting
99.177	Management information circular dated May 27, 2021 with respect to the June 30, 2021 annual meeting of shareholders
99.178	Form of Proxy with respect to the June 30, 2021 annual meeting of shareholders
99.179	Amended management's discussion and analysis for the years ended December 31, 2020 and 2019, dated April 30, 3021 and filed May 28, 2021
99.180	Revised annual information form dated May 6, 2021 for the financial year ended December 31, 2020 and filed May 28, 2021
99.181	Form 52-109F1R CEO certification of refiled annual filings filed May 28, 2021
99.182	Form 52-109F1R CFO certification of refiled annual filings filed May 28, 2021
99.183	Cover letter to amended year-end 2020 MD&A and amended 2020 annual information form filed May 31, 2021
99.184	Interim financial statements for the three-month periods ended March 31, 2021 and 2020
99.185	Management's discussion and analysis for the three-month periods ended March 31, 2021 and 2020, dated May 31, 2021

Exhibit	Description
99.186	Form 52-109FV2 CEO certification of interim filings dated May 31, 2021
99.187	Form 52-109FV2 CFO certification of interim filings dated May 31, 2021
99.188	News release dated May 31, 2021
99.189	Form 7 monthly progress report dated May 31, 2021
99.190	News release dated June 1, 2021
99.191	Amended interim financial statements for the three-month periods ended March 31, 2021 and 2020
99.192	Amended management's discussion and analysis for the three-month periods ended March 31, 2021 and 2020, dated May 31, 2021 filed June 7, 2021
99.193	Form 52-109F2R CEO certification of refiled interim filings dated June 7, 2021
99.194	Form 52-109F2R CFO certification of refiled interim filings dated June 7, 2021
99.195	Cover letter to re-filed first quarter 2021 financial statements and MD&A filed June 7, 2021
99.196	Amended and restated preliminary short form prospectus dated June 10, 2021
99.197	Decision document (visa) from the autorité des marchés financiers dated June 10, 2021
99.198	PowerPoint presentation dated June 21, 2021
99.199	News release dated June 22, 2021
99.200	Agency agreement dated June 22, 2021
99.201	Undertaking to file warrant indenture dated June 22, 2021
99.202	Non-issuer form of submission to jurisdiction for John Roumeliotis dated June 22, 2021
99.203	Non-issuer form of submission to jurisdiction for Mark Dumas dated June 22, 2021
99.204	Non-issuer form of submission to jurisdiction for Bin Xu dated June 22, 2021
99.205	Final short form prospectus dated June 22, 2021
99.206	Consent letter of underwriter's legal counsel dated June 22, 2021
99.207	Consent letter of issuer's legal counsel dated June 22, 2021
99.208	Auditor's consent letter dated June 22, 2021
99.209	Amended form 8 notice of proposed prospectus offering dated June 22, 2021
99.210	Form 6 certificate of compliance dated June 22, 2021
99.211	Decision document (visa) from the autorité des marchés financiers dated June 25, 2021
99.212	News release dated June 25, 2021
99.213	News release dated July 7, 2021
99.214	Warrant indenture dated July 7, 2021
99.215	Form 7 monthly progress report dated July 8, 2021
99.216	News release dated July 9, 2021
99.217	News release dated July 13, 2021
99.218	Proof share certificate dated July 19, 2021
99.219	News release dated July 20, 2021
99.220	Form 12 notice of proposed stock consolidation dated July 22, 2021
99.221	Certified copy of shareholders' resolutions dated July 22, 2021
99.222	Confirmation to CSE of notification to CDS of a 2 for 1 share consolidation dated July 22, 2021
99.223	Confirmation of record date for share consolidation dated July 22, 2021
99.224	Confirmation of transfer agent dated July 22, 2021
99.225	Letter of transmittal with respect to a 2 for 1 share consolidation
99.226	News release dated July 22, 2021
99.227	CDS confirmation of CUSIP for warrants dated March 23, 2021 and filed July 23, 2021
99.228	Transfer agent confirmation regarding appointment as warrant agent dated July 7, 2021and filed July 23, 2021
99.229	News release dated July 26, 2021
99.230	Certificate and articles of amendment dated July 27, 2021 with respect to a 1 for 2 consolidation of the issued and outstanding common shares of the Company
99.231	News release dated July 29, 2021
99.232	News release dated August 3, 2021
99.233	News release dated August 5, 2021
99.234	Material change report dated August 5, 2021
99.235	Form 7 monthly progress report dated August 6, 2021
99.236	News release dated August 11, 2021
99.237	News release dated August 16, 2021
99.238	News release dated August 18, 2021
99.239	Material change report dated August 25, 2021
99.240	Interim financial statements for the three and six-month periods ended June 30, 2021 and 2020
99.241	Management’s discussion and analysis for the three and six-month periods ended June 30, 2021 and 2019 dated August 26, 2021
99.242	Form 52-109FV2 CEO certification of interim filings dated August 26, 2021
99.243	Form 52-109FV2 CFO certification of interim filings dated August 26, 2021
99.244	News release dated August 26, 2021
99.245	Consent of auditors dated September 2, 2021